Exhibit 99.2

NOVA MEASURING INSTRUMENTS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
Unaudited

NOVA MEASURING INSTRUMENTS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2020
Unaudited

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share data)

	June 30, 2020	December 31, 2019
	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	$25,885	$31,748
Short-term interest-bearing bank deposits	187,535	154,533
Trade accounts receivable, net	44,457	51,603
Inventories	56,584	48,362
Other current assets	12,002	16,685
Total current assets	326,463	302,931

Non-Current assets
Interest-bearing bank deposits	2,804	2,813
Restricted interest-bearing bank deposits	2,000	2,000
Deferred tax assets	5,100	4,554
Other long-term assets	381	437
Severance pay funds	1,181	1,210
Right of-use assets	27,555	28,256
Property and equipment, net	31,489	30,566
Intangible assets, net	6,310	7,562
Goodwill	20,114	20,114
Total non-current assets	96,934	97,512

TOTAL ASSETS	$423,397	$400,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	$21,716	$20,706
Deferred revenues	1,165	2,256
Operating lease current liabilities	1,935	2,236
Other current liabilities	23,161	21,751
Total current liabilities	47,977	46,949

Non-Current liabilities
Accrued severance pay	2,119	2,120
Operating lease long-term liabilities	30,891	31,077
Other long-term liability	6,448	5,758
Total non-current liabilities	39,458	38,955

TOTAL LIABILITIES	87,435	85,904

SHAREHOLDERS’ EQUITY
Ordinary shares, NIS 0.01 par value - Authorized 40,000,000 at June 30, 2020 (unaudited) and December 31, 2019; Issued and Outstanding 28,091,570, and 28,005,617 at June 30, 2020 (unaudited) and December 31, 2019, respectively	74	74
Additional paid-in capital	121,213	120,737
Accumulated other comprehensive income	608	15
Retained earnings	214,067	193,713
Total shareholders’ equity	335,962	314,539

Total liabilities and shareholders’ equity	$423,397	$400,443

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data) - (Unaudited)

	Six Months Ended June 30
	2 0 2 0	2 0 1 9

Revenues:
Products	$92,822	$81,462
Services	30,786	26,315
Total revenues	123,608	107,777

Cost of revenues:
Products	35,190	32,104
Services	17,475	15,979
Total cost of revenues	52,665	48,083

Gross profit	70,943	59,694

Operating expenses:
Research and development, net	24,305	24,238
Sales and marketing	13,826	13,787
General and administrative	8,364	4,906
Amortization of intangible assets	1,252	1,312
Total operating expenses	47,747	44,243

Operating income	23,196	15,451

Financing income, net	1,415	1,365

Income before taxes on income	24,611	16,816

Income tax expenses	4,257	2,592

Net income	20,354	14,224

Earnings per share:
Basic	$0.73	$0.51
Diluted	$0.70	$0.50

Shares used in calculation of earnings per share:
Basic (in thousands)	28,037	27,898
Diluted (in thousands)	28,890	28,234

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. dollars in thousands) - (Unaudited)

	Six Months Ended June 30
	2 0 2 0	2 0 1 9

Net income	$20,354	$14,224

Other comprehensive income ("OCI") related to:
Unrealized gain from cash flow hedges	641	218
Less: reclassification adjustment for net gain (loss) included in net income	(48)	15
Other comprehensive income	593	233

Total comprehensive income	$20,947	$14,457

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(U.S. dollars in thousands, except share amounts) - (Unaudited)

						Accumulated
	Ordinary			Additional		Other		Total
	Shares			Paid-in		Comprehensive	Retained	Shareholders’
	Number	Amount		Capital		Income (Loss)	Earnings	Equity

Balance as of January 1, 2019	27,917,505	$74		$122,312		$(188)	$158,542	$280,740

Issuance of shares upon exercise of options	66,823	(*	)	272		-	-	272
Issuance of shares upon vesting of RSU	20,123	(*	)	(*	)	-	-	-
Share based compensation	-	-		2,298		-	-	2,298
Share repurchase at cost	(276,747)	(*	)	(7,159)		-	-	(7,159)
Other comprehensive income	-	-		-		233	-	233
Net income	-	-		-		-	14,224	14,224
Balance as of June 30, 2019	27,727,704	74		117,723		45	172,766	290,608

Balance as of January 1, 2020	28,005,617	74		120,737		15	193,713	314,539

Issuance of shares upon exercise of options	149,302	(*	)	253		-	-	253
Issuance of shares upon vesting of RSU	16,507	(*	)	(*	)	-	-	-
Share based compensation		-		2,772		-	-	2,772
Share repurchase at cost	(79,856)	(*	)	(2,549)		-	-	(2,549)
Other comprehensive income	-	-		-		593	-	593
Net income	-	-		-		-	20,354	20,354
Balance as of June 30, 2020	28,091,570	$74		$121,213		$608	$214,067	$335,962

(*)          Less than $1

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Six Months Ended June 30
	2 0 2 0	2 0 1 9

Cash flows from operating activities:

Net income	$20,354	$14,224

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,830	2,761
Amortization of intangible assets	1,252	1,313
Amortization of right-of-use assets	701	1,396
Share-based compensation	2,772	2,298
Change in deferred tax assets, net	(546)	(344)
Increase in accrued severance pay, net	28	27
Decrease in trade accounts receivables, net	7,146	5,453
Increase in inventories	(8,470)	(7,855)
Increase in other current and long-term assets	4,739	2,580
Increase (decrease) in trade accounts payables	665	(2,126)
Increase (decrease) in other current and long-term liabilities	2,206	(4,579)
Increase (decrease) in short term deferred revenues	(1,091)	1,330

Net cash provided by operating activities	32,586	16,478

Cash flows from investment activities:
Increase in short-term and long-term interest-bearing bank deposits	(32,993)	6,075
Purchase of property and equipment	(3,160)	(7,693)

Net cash used in investing activities	(36,153)	(1,618)

Cash flows from financing activities:
Purchases of treasury shares	(2,549)	(7,159)
Shares issued upon exercise of options	253	272

Net cash used in financing activities	(2,296)	(6,887)

Increase (decrease) in cash and cash equivalents	(5,863)	7,973
Cash and cash equivalents - beginning of year	31,748	24,877
Cash and cash equivalents - end of year	$25,885	$32,850

Supplemental disclosure of cash flow information:
Cash paid during the period for income taxes	$1,695	$2,401

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 1	-	GENERAL

Business Description:

Nova Measuring Instruments Ltd. (”Nova” or the “Parent Company”) was incorporated and commenced operations in 1993 in the design, development and production of process control systems, used in the manufacturing of semiconductors. Nova has wholly owned subsidiaries in the United States of America (the “U.S.”), Japan, Taiwan, Korea and Germany (together defined as the “Company”).

The Company continues research and development for the next generation of its products and additional applications for such products. The Company operates in one operating segment.

On April 2, 2015, the Company completed the acquisition of 100% shares of ReVera Inc. (hereinafter – ReVera) a privately-held U.S. company. On December 31, 2017, ReVera, merged into Nova Measuring Instruments, Inc.

The ordinary shares of the Company are traded on the NASDAQ Global Market since April 2000 and on the Tel-Aviv Stock Exchange since June 2002.

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES

A.	Principles of Consolidation and Basis of Presentation

Unaudited interim condensed consolidated financial statements:

The accompanying unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months period ended June 30, 2020 and 2019 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim condensed financial information. In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial statements.

The balance sheet at December 31, 2019 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2019, included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2020 (all together “2019 Annual Report”). Results for the six months ended June 30, 2020 are not necessarily indicative of results that may be expected for the year ending December 31, 2020.

There have been no material changes to our significant accounting policies from our Annual Report for the fiscal year ended December 31, 2019, except for the policies noted below which changed as a result of the adoption of Topic 326, see note 2.F.

B.	Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The Company's management evaluates its estimates on an ongoing basis, including those related to, but not limited to income taxes and tax uncertainties, collectability of accounts receivable, inventory accruals, fair value and useful lives of intangible assets, lease discount rate, lease period and revenue recognition. These estimates are based on management's knowledge about current events and expectations about actions the Company may undertake in the future. Actual results could differ from those estimates.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Revenue Recognition

Significant Judgments - Contracts with Multiple Performance Obligations

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative Standalone Selling Price (“SSP”). Judgment is required to determine the SSP for each distinct performance obligation. The Company uses a range of amounts to estimate SSP when it sells each of the products and services separately and needs to determine whether there is a discount to be allocated based on the relative SSP of the various products and services.

Remaining Performance Obligations

Remaining performance obligations (RPOs) represent contracted revenues that had not yet been recognized and include deferred revenues and invoices that have been issued to customers but were uncollected and have not been recognized as revenues. As of December 31, 2019, the aggregate amount of the RPOs was $5,362 comprised of $2,256 deferred revenues and $3,106 of uncollected amounts that were not recognized yet as revenues. As of June 30, 2020, the aggregate amount of the RPOs was $17,963 comprised of $1,165 deferred revenues and $16,798 of uncollected amounts that were not recognized yet as revenues. The Company expects the RPO to be recognized as revenues over the next 12 months.

D.	Share-Based Compensation

The Company accounts for equity-based compensation using ASC 718 “Compensation - Stock Compensation,” which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards.

Share Options

Under ASC 718, the fair market value of each option grant is estimated on the date of grant using the “Black-Scholes option pricing” method with the following weighted-average assumptions:

	Six Months Ended June 30
	2 0 2 0	2 0 1 9
Risk-free interest rate	0.393%	2.045%
Expected life of options	5.04 years	5.07 years
Expected volatility	36.60%	32.71%
Expected dividend yield	0%	0%

Expected volatility was calculated based on actual historical share price movements over a term that is equivalent to the expected term of granted options. The expected term of options granted is based on historical experience and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the yield from U.S. treasury bonds with an equivalent term. The Company has historically not paid dividends and has no foreseeable plans to pay dividends.

The Company account for forfeitures as they occur.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Earnings per Share

Earnings per share are presented in accordance with ASC 260-10, “Earnings per Share”. Pursuant to which, basic earnings per share excludes the dilutive effects of convertible securities and is computed by dividing income (loss) available to common shareholders by the weighted-average number of ordinary shares outstanding for the period, net of treasury shares. Diluted earnings per share reflect the potential dilutive effect of all convertible securities. The number of potentially dilutive securities excluded from diluted earnings per share due to the anti-dilutive effect of out of the money options for the six months ended June 30, 2020 and June 30, 2019 amounted to 3,011 and 41,149, respectively.

Basic earnings per share for the six months ended June 30, 2020 and June 30, 2019 were $0.73, and $0.51 respectively. Diluted earnings per share for the six months ended June 30, 2020 and June 30, 2019 were $0.70 and $0.50 respectively.

F.	Fair Value Measurements

The fair values of the Company cash and cash equivalents, trade accounts receivable, and accounts payable approximate their carrying amounts due to their short-term nature.

The Company follows the provisions of ASC No. 820, “Fair Value Measurement” (“ASC 820”), which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In determining a fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions that market participants would use in pricing an asset or liability, based on the best information available under given circumstances.

The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:

Level 1 - Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

Level 2 - Other inputs that are directly or indirectly observable in the market place.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The estimated fair values of the derivative instruments are determined based on market rates to settle the instruments. The fair value of the Company’s derivative contracts (including forwards and options) is determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the Company’s derivative contracts have been classified as Level 2.

Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the Company options contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource.

The Company’s cash and cash equivalents, bank deposit and restricted bank deposits are classified within level 1. Derivative instruments classified within Level 2 (see Note 8).

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	New Accounting Pronouncements

Recently adopted

In June 2016, the Financial Accounting Standards Board (“FASB”) issued amendment ASU 2016-13 “Financial Instruments – Credit Losses” (ASC 326). This update requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.

The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period.

The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. An entity must use judgment in determining the relevant information and estimation methods that are appropriate in its circumstances.

On January 1, 2020, the Company adopted ASC 326, using the modified retrospective transition method. The cumulative effect adjustment from adoption was immaterial to our condensed consolidated financial statements. We continue to monitor the financial implications of the COVID-19 pandemic on expected credit losses. The Company adopted ASU 2016-03 as of January 1, 2020 with no material impact on its condensed interim consolidated financial statements .

In May 2019, the FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” which eliminates step two from the goodwill impairment test. Under ASU 2017-04, an entity should recognize an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value up to the amount of goodwill allocated to that reporting unit. The Company adopted ASU 2017-04 as of January 1, 2020 with no material impact on its condensed interim consolidated financial statements.

Recently issued accounting pronouncements not yet adopted:

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 3	-	INVENTORIES

A.	Composition:

	June 30, 2020	December 31, 2019

Raw materials	$14,230	$14,428
Work in process	29,342	25,831
Finished goods	13,012	8,103
	$56,584	$48,362

B.	In the six months ended June 30, 2020 and June 30, 2019, the Company wrote down inventories in a total amount of $2,899 and $2,178, respectively.

NOTE 4	-	SHAREHOLDERS’ EQUITY

A.	Rights of Shares:

Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus shares (stock dividends) and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B.	Share Repurchase:

On November 1, 2018, the Company announced $25,000 shares repurchase program. Through June 30, 2020, the Company repurchased 556,603 ordinary shares for an aggregate amount of $14,509.

All treasury shares have been canceled as of the end of each respective period.

C.	Equity Based Incentive Plans:

The Company’s Board of directors approves, from time to time, equity-based incentive plans, the last of which was approved in August 2017. Equity-based incentive plans include stock options, restricted share units and restricted stock awards to employees, officers and directors.

Share-based compensation

The following table summarizes the effects of share-based compensation resulting from the application of ASC 718 included in the Statements of Operations as follows:

	Six Months Ended June 30
	2 0 2 0	2 0 1 9

Cost of Revenues:
Product	375	264
Service	159	193
Research and Development	941	948
Sales and Marketing	673	473
General and Administration	624	421
Total	$2,772	$2,299

As of June 30, 2020, there was $1,650 of total unrecognized compensation cost related to non-vested employee options and $6,027 of total unrecognized compensation cost related to non-vested employee RSUs. These costs are generally expected to be recognized over a period of four years.

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 5	-	SHAREHOLDERS’ EQUITY (Cont.)

Shares Options

Share options vest over four years and their term may not exceed 10 years. During the period commencing January 1, 2016 and ending July 31, 2017, the exercise price of each option was the average market price of the underlying share during the period of 30 trade days preceding the date of each grant. Commencing August 1, 2017, the exercise price is the market price at the date of each grant.

The weighted average fair value (in dollars) of the options granted during the six months ended June 30, 2020 and June 30, 2019, according to Black-Scholes option-pricing model, amounted to $14.97, and $8.35 per option, respectively.

Summary of the status of the Company’s share option plans as of June 30, 2020, as well as changes during the year then ended, is presented below:

	June 30, 2020
	Share	Weighted Average
	Options	Exercise Price
Outstanding - beginning of year	1,219,909	19.57
Granted	32,270	45.92
Exercised	(149,302)	13.64
Expired and forfeited	(79,320)	19.29
Outstanding - period end	1,023,557	21.29

Options exercisable at period end	527,274	16.87

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share market price on the last trading day of the period and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on the last trading day of the fiscal year. This amount changes based on the fair market value of the Company's shares.

The total intrinsic value of options outstanding as of June 30, 2020 and June 30, 2019 was $27,524 and $12,481, respectively. The total intrinsic value of options exercisable as of June 30, 2020 and June 30, 2019 was $16,516 and $9,528, respectively. The total intrinsic value of options exercised during the six months ended June 30, 2020 and June 30, 2019 was $4,484 and $895 respectively.

The following table summarizes information about share options outstanding as of June 30, 2020:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
(US dollars)		(in years)	(US dollars)		(US dollars)

8.79-11.60	222,896	2.74	11.09	182,474	11.04
11.61-22.96	229,308	2.86	14.81	167,490	12.58
22.97-25.78	166,972	4.59	24.81	55,527	24.88
25.79-27.09	145,018	5.43	26.19	35,000	26.44
27.10-48.20	259,363	5.11	30.80	86,783	28.41
	1,023,557		21.29	527,274	16.87

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 5	-	SHAREHOLDERS’ EQUITY (Cont.)

Restricted Share Units

Restricted Share Units (“RSU”) grants are rights to receive shares of the Company's common stock on a one-for-one basis and vest 25% on each of the first, second, third and fourth anniversaries of the grant date and are not entitled to dividends or voting rights, if any, until they are vested. The fair value of such RSU grants is being recognized on a straight-line basis over the vesting period. Performance based RSU grants vest over a period of 3 years and are subject to certain performance criteria; accordingly, compensation expense is recognized for such awards when it becomes probable that the related performance condition will be satisfied.

	Number of RSUs	Weighted average grant date fair value (USD)

Unvested at December 31, 2019	387,218	26.91
Granted	29,880	44.69
Vested	(16,507)	22.08
Canceled	(3,942)	29.05
Unvested at June 30, 2020	396,649	28.43

The total intrinsic value of RSUs vested during the six months ended June 30, 2020 and June 30, 2019 was $698 and $905, respectively.

NOTE 6	-	COMMITMENTS AND CONTINGENCIES

The Company is obligated under certain agreements with its suppliers to purchase specified items of inventory which are expected to be utilized during the coming 24 months. As of June 30, 2020, non-cancelable purchase obligations were approximately $37,500.

NOTE 7	-	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A.	Sales by Geographic Area (as Percentage of Total Sales):

	Six Months Ended June 30
	2 0 2 0	2 0 1 9
	%	%

Taiwan, R.O.C.	35	26
Korea	30	28
China	16	17
USA	12	17
Other	7	12
Total	100	100

Revenues are attributed to countries based on the geographic location of the customer.

B.	Sales by Major Customers (as Percentage of Total Sales):

	Six Months Ended June 30
	2 0 2 0	2 0 1 9
	%	%

Customer A	31	19
Customer B	29	17
Customer C	7	17
Customer D	7	12

NOVA MEASURING INSTRUMENTS LTD.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share and per share data) - (Unaudited)

NOTE 7	-	GEOGRAPHIC AREAS AND MAJOR CUSTOMERS (Cont.)

C.	Long-lived assets by geographic location:

	June 30, 2020	December 31, 2019
	%	%

Israel	85	85
US	14	14
Other	1	1
Total long-lived assets (*)	100	100

(*) Long-lived assets are comprised of property and equipment, net.

NOTE 8	-	FINANCIAL INSTRUMENTS

A.	Hedging Activities

The Company enters into forward contracts, and currency options to hedge its balance sheet exposure as well as certain future cash flows in connection with certain operating expenses (mainly payroll expense) and forecast transactions which are expected to be denominated mainly in New Israeli Shekel ("NIS"). The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli banks, credit risk is considered immaterial. The Company does not hold or issue derivatives for trading purposes. The notional amounts of the hedging instruments as of June 30, 2020 and December 31, 2019 were $22,930 and $16,174 respectively. The terms of all of these currency derivatives are less than one year.

B.	Derivative Instruments

The fair value of derivative contracts as of June 30, 2020 and December 31, 2019 was as follows:

	Derivative Assets Reported in Other Current Assets		Derivative Liabilities Reported in Other Current Liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Derivatives designated as hedging instruments in cash flow hedge	$593	$68	$-	$-

The impact of derivative instrument on total operating expenses in the six months ended June 30, 2020 and June 30, 2019 was:

	Six Months Ended June 30
	2 0 2 0	2 0 1 9

Loss (gain) on derivative instruments	$48	$(15)

NOTE 9	-	Recent event

G&A expenses in the six months ended June 30, 2020 included a $3,000 expense, related to an incident, in which a financial institution used by the Company for certain financial transactions, wired out Company funds without Company's authorization. These wire transfers were executed based on instructions given by a fraudster, directly to the financial institution. The Company is taking appropriate measures, with the relevant parties, to recover the fraudulently transferred amounts. There is no assurance this amount will be recovered.